Univenture, Inc. and Subsidiaries

Audited Consolidated Financial Statements

As of and for the Years Ended
March 31, 2022 and 2021

Rea & associates

www.reacpa.com

TABLE OF CONTENTS

Rea & associates a brighter way

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Univenture, Inc. and Subsidiaries
Dublin, Ohio

Opinion
We have audited the consolidated financial statements of Univenture, Inc. and Subsidiaries (collectively, "the Company"), which comprise the consolidated balance sheets as of March 31, 2022 and 2021, the related consolidated statements of comprehensive income (loss), shareholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance, and therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Rea & Associates, Inc.

Rea & Associates, Inc.
Dublin, Ohio
July 27, 2022

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2022 AND 2021

	2022	2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,350,711	$ 961,234
Accounts receivable, net	440,690	330,309
Inventories	1,315,043	1,246,488
Due from related party, current	103,000	-
Prepaid expenses and other current assets	302,797	115,463
Other receivables, employee retention credit	113,140	240,041
Total current assets	3,625,381	2,893,535
PROPERTY AND EQUIPMENT:		
Buildings and improvements	196,211	181,037
Vehicles	29,590	29,590
Furniture and fixtures	12,765	12,765
Office equipment	96,363	96,363
Machinery and equipment	6,528,038	6,496,759
Property and equipment, at cost	6,862,967	6,816,514
Less: accumulated depreciation	(5,979,957)	(5,694,781)
Property and equipment, net	883,010	1,121,733
OTHER ASSETS:		
Patents, net of accumulated amortization	73,658	86,809
Due from related party, noncurrent	230,800	230,800
Deferred income taxes	468,000	322,000
Deposits and other long-term assets	84,103	84,103
Total other assets	856,561	723,712
Total assets	$ 5,364,952	$ 4,738,980

The accompanying notes are an integral part of these consolidated financial statements.

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2022 AND 2021

	2022	2021
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Line of credit	$ 10,000	$ 1,200,000
Current portion of notes payable	71,056	237,341
Accounts payable - trade	405,518	336,610
Accrued expenses	323,323	318,061
Refundable advance, paycheck protection program	-	321,532
Total current liabilities	809,897	2,413,544
LONG-TERM LIABILITIES:		
Notes payable, net of current portion	2,706,107	345,761
Facility lease payable	45,713	76,686
Accrued expenses, net of current portion	-	51,872
Total long-term liabilities	2,751,820	474,319
Total liabilities	3,561,717	2,887,863
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $0.01, 10,000 shares authorized, zero shares outstanding at March 31, 2022 and 2021	-	-
Common stock, par value $0.01, 10,000,000 shares authorized at March 31, 2022 and 2021; 5,334,959 shares issued and 5,155,659 shares outstanding at March 31, 2022 and 2021	51,557	51,557
Additional paid-in capital	222,487	222,487
Retained earnings	1,640,257	1,688,139
Accumulated other comprehensive income (loss)	(109,273)	(109,273)
Less: treasury stock, at cost, 179,300 shares at March 31, 2022 and 2021	(1,793)	(1,793)
Total shareholders' equity	1,803,235	1,851,117
Total liabilities and shareholders' equity	$ 5,364,952	$ 4,738,980

The accompanying notes are an integral part of these consolidated financial statements.

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
NET SALES	$ 7,602,944	$ 6,634,177
OPERATING COSTS:		
Cost of goods manufactured	5,241,847	4,147,738
Salaries, wages, and payroll taxes	1,807,143	1,866,902
Selling, general, and administrative expenses	1,298,909	1,244,576
Depreciation and amortization	298,326	343,740
Total operating costs	8,646,225	7,602,956
Operating income (loss)	(1,043,281)	(968,779)
OTHER INCOME (EXPENSE):		
Grant income, paycheck protection program	321,532	938,232
Other income, employee retention credit	496,429	240,041
Other income (expense)	411	(1,573)
Interest expense, net	(93,273)	(95,511)
Total other income (expense)	725,099	1,081,189
Income (loss) before provision for income taxes	(318,182)	112,410
INCOME TAX (EXPENSE) BENEFIT	270,300	245,600
Net income (loss)	(47,882)	358,010
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	-	-
Comprehensive income (loss)	$ (47,882)	$ 358,010

The accompanying notes are an integral part of these consolidated financial statements.

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	TOTAL
BALANCE AS OF MARCH 31, 2020	$ 51,557	$ 222,487	$ 1,330,129	$ (109,273)	$ (1,793)	$ 1,493,107
Net income	-	-	358,010	-	-	358,010
Foreign currency translation adjustment	-	-	-	-	-	-
BALANCE AS OF MARCH 31, 2021	51,557	222,487	1,688,139	(109,273)	(1,793)	1,851,117
Net loss	-	-	(47,882)	-	-	(47,882)
Foreign currency translation adjustment	-	-	-	-	-	-
BALANCE AS OF MARCH 31, 2022	$ 51,557	$ 222,487	$ 1,640,257	$ (109,273)	$ (1,793)	$ 1,803,235

The accompanying notes are an integral part of these consolidated financial statements.

UNIVENTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (47,882)	$ 358,010
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization expense	298,326	343,740
Bad debt expense	8,700	1,842
Deferred income taxes	(146,000)	(229,000)
(Increase) decrease in operating assets:		
Accounts receivable	(119,081)	562,141
Inventories	(68,555)	(73,129)
Due from related party, current	(103,000)	-
Prepaid expenses and other current assets	(187,334)	(90,018)
Other receivables, employee retention credit	126,901	(240,041)
Increase (decrease) in operating liabilities:		
Accounts payable	68,908	(285,418)
Accrued expenses	(77,583)	(124,385)
Income taxes payable	-	(16,600)
Refundable advance, paycheck protection program	(321,532)	321,532
Total adjustments	(520,250)	170,664
Net cash provided by (used in) operating activities	(568,132)	528,674
CASH FLOWS FROM INVESTING ACTIVITIES:		
Payments for the purchase of property and equipment	(46,452)	(35,167)
Net cash used in investing activities	(46,452)	(35,167)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Principal payments on long-term debt	(491,056)	(193,233)
Borrowings on long-term debt	1,855,117	175,000
Net receipts (payments) on line of credit	(360,000)	200,000
Net cash provided by financing activities	1,004,061	181,767
Net increase in cash and cash equivalents	389,477	675,274
CASH AND CASH EQUIVALENTS, beginning of the year	961,234	285,960
CASH AND CASH EQUIVALENTS, end of the year	$ 1,350,711	$ 961,234
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Cash paid during the year for interest	$ 93,273	$ 95,511
SUMMARY OF NON-CASH TRANSACTIONS:		
Non-cash refinancing of line of credit and long-term debt	$ 830,000	$ -

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Univenture, Inc. and its wholly owned subsidiaries, Unikeep, LLC, and Areser, Inc. (collectively "Univenture" or the "Company") is a closely held Delaware corporation. Univenture was founded in 1988 with the objective of creating platform technologies and products that are better, faster, cheaper, or differentiated. The Company invents and manufactures products from its distinct brands: Unikeep, Safety Sleeve, Envypak, and Cardnoter selling to industry customers, businesses and consumers. The Company curtailed operations at Univenture of Ireland, Ltd. during the year end March 31, 2012.

Principles of Consolidation

The consolidated financial statements include all the accounts of Univenture. All inter-company accounts have been eliminated in consolidation.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at current exchange rates in effect at the balance sheet dates, and revenues and expenses are translated at the average monthly exchange rate. The difference resulting from such translations, as compared to the equity of subsidiaries which is translated at historical rates, is included in foreign currency translation adjustment, a component of other comprehensive income or loss.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment according to terms of sale agreed upon with the customer. Accounts receivable are stated at the amount billed to the customer. Interest is not normally charged on customer receivables. The Company engages in business with companies globally.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. The allowance is determined based on customer risk assessments and historical write-off experience. Account balances are charged against the allowance when it is probable the receivable will not be recovered.

Inventories

Inventories are valued at the lower of cost or net realizable value, utilizing the first-in, first-out (FIFO) method.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation, which are computed using the straight-line method over the estimated useful lives of the related assets. These assets are depreciated over the following useful lives:

Machinery and equipment	3-15 years
Office equipment	5 years
Furniture and fixtures	10 years
Vehicles	5 years

Major additions are capitalized and depreciated; maintenance and repairs which do not improve or extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation or amortization are removed from the accounts, and any gain or loss is included in income.

The Company reviews the recoverability of property and equipment when circumstances indicate the carrying amount of the asset may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value.

Patent Costs

Costs of patents developed are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 15 years. The Company reviews the recoverability of patents when circumstances indicate the carrying amount of the asset may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value.

Income Taxes

The Company is taxed under Subchapter C of the Internal Revenue Code. Accordingly, income taxes are provided for the tax effects of transactions reported in the corresponding consolidating financial statements, and may consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted statutory tax rates. A valuation allowance is recorded against deferred tax assets if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Generally accepted accounting principles require the Company to evaluate the level of uncertainty related to whether tax positions taken will be sustained upon examination. Any positions taken that do not meet the more-likely-than-not threshold must be quantified and recorded as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of comprehensive income. The Company believes that none of the tax positions taken would materially impact the financial statements and no such liabilities have been recorded.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Facility Lease Payable

The Company closed its distribution facility in Ireland during the year ended March 31, 2012. The Company has a non-cancelable lease with a third party for this facility through December 2022. As a result of closure, the Company had accrued all future contractual rents as of March 31, 2012. During the year ended March 31, 2020, the Company entered into a sublease agreement which relieved a portion of the liability.

Stock-Based Compensation

The Company records compensation expense in the consolidated statement of comprehensive income beginning on the date the Company grants the awards to employees. The Company records compensation expense for a share-based payment award based on the fair value of the awards that the Company expects to vest. Compensation expense is recognized over the vesting period. Compensation cost is measured by the difference between the fair value of stock at the date of grant and the price, if any, to be paid by the employee and is recognized as expense over the vesting period.

The Company continues to apply the intrinsic value-based method of accounting for all options granted prior to April 1, 2006. For all options granted, modified, repurchased, or cancelled after March 31, 2006, the Company applies the fair value method of accounting. The effect of switching from the intrinsic method to the fair value method was not material to the financial statements.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Revenue is recognized at a point in time, which is when the performance obligation of shipping the products to the customers has been satisfied. The Company's principal terms of sale are FOB Shipping Point (the Company transfers control and records revenue for product sales upon shipment to the customer). Reserves for estimated sales returns and allowances are recorded in the same period as the related revenues. Certain incentives are offered to customers based on quantity. These incentives are accrued at the time of sale and are recorded as a reduction of revenue.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of goods sold.

The payment terms and conditions in customer contracts are due 30 days from transfer of control.

The Company does not have any significant financing components as payment is received at or shortly after the point of sale.

Freight Out Costs

Freight out costs are expensed to cost of goods manufactured as incurred and amounted to $491,646 and $234,098 for the years ended March 31, 2022 and 2021, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses were $78,274 and $62,483 for the years ended March 31, 2022 and 2021, respectively.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and Development Costs
Research and development costs are expensed to selling, general, and administrative expense as incurred and amounted to $107,062 and $196,750 during the years ended March 31, 2022 and 2021, respectively.

Recently Issued but Not Yet Effective Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*, which may change the Company's balance sheet by adding lease-related assets and liabilities. This new standard is effective for the Company's annual reporting periods beginning after December 15, 2021. Management has not yet determined whether this new standard will have a material effect on its financial statements.

Related Parties
Related parties exist when an entity has the ability to significantly influence the management or operating policies of another entity. Related parties would also include the Company's shareholders and management.

Subsequent Events
The Company has evaluated subsequent events through July 27, 2022, the date on which the financial statements were available to be issued.

NOTE 2: RISKS AND UNCERTAINTIES

Uninsured Risk – Cash Deposits
The Company maintains its cash and cash equivalents balances in a single financial institution located in central Ohio. Deposits in interest-bearing and non-interest bearing accounts are collectively insured by the Federal Deposit Insurance Corporation ("FDIC") up to a coverage limit of $250,000 at each FDIC-insured depository institution. As a result, the Company may have balances that exceed the insured limit.

Commitments and Contingencies
The Company becomes involved from time-to-time in litigation arising out of its normal business activities. In the opinion of management, the Company's liability, if any, under any pending litigation would not have a material adverse effect on the Company's financial condition or result or operations.

Pandemic
In March 2020, the World Health Organization recognized the outbreak of COVID-19 disease as a pandemic. Governments worldwide have taken actions to prevent the spread of the outbreak, including event cancellations and quarantines that have created widespread adverse impacts to the global economy as well as business interruptions. Given the dynamic nature of these circumstances and the duration of business disruption, the financial impact on the Company cannot be reasonably estimated at this time.

NOTE 3: INVENTORIES

Inventories consisted of the following as of March 31:

	2022	2021
Raw materials	$ 524,426	$ 605,223
Work in process	23,197	10,870
Finished goods	767,420	630,395
Inventories	$ 1,315,043	$ 1,246,488

NOTE 4: PATENT COSTS

Patent costs consisted of the following as of March 31:

	2022	2021
Cost – beginning of year	$ 648,575	$ 648,575
Additions	-	-
Cost – end of year	648,575	648,575
Accumulated amortization – beginning of year	561,766	536,584
Add amortization expense	13,151	25,182
Accumulated amortization – end of year	574,917	561,766
Net book value	$ 73,658	$ 86,809

The following is a schedule of future amortization expense:

Years Ended March 31	Amount
2023	$ 13,151
2024	13,151
2025	13,151
2026	13,151
2027	13,151
Thereafter	7,903
Total	$ 73,658

NOTE 5: LINES OF CREDIT

As of March 31, 2021, the Company had an agreement with Heartland Bank, which provided for a revolving line of credit with a maximum availability of $1,200,000. The balance on the line of credit was $1,200,000 as of March 31, 2021. The line of credit's interest rate was calculated at the bank's variable Prime rate, which was 4.99% as of March 31, 2021. The agreement contained borrowing base restrictions that limit the availability of credit to 50% of qualified inventory and 70% of qualified accounts receivable. The agreement was collateralized by all assets of the Company and the Company was required to maintain certain financial covenants under this debt agreement. As of March 31, 2021, the Company was in compliance with these provisions.

During the year ended March 31, 2022, the Company entered into a Small Business Administration ("SBA") note payable through Heartland Bank in the amount of $830,000 (see Note 6), which refinanced a portion of the $1,200,000 line of credit balance. The first three loan payments of $9,000 were covered by SBA. The Company also entered into a new SBA line of credit agreement with the same bank for the remaining $370,000 and the previous line of credit was closed. The SBA line of credit allows the Company to borrow up to $470,000. The agreement was collateralized by all assets of the Company and the Company was required to maintain certain financial covenants under this debt agreement. As of March 31, 2022, the Company was in compliance with these provisions. As of March 31, 2022, the balance on the line of credit was $10,000.

NOTE 6: NOTES PAYABLE

Notes payable consisted of the following as of March 31:

	2022	2021
Note payable to Heartland Bank due in monthly installments of $19,213, which includes principal and interest calculated at 5.75%. The note matures on November 8, 2022 and is collateralized by all assets of Univenture.	$ -	$ 408,102
SBA note payable with Heartland Bank due in monthly installments of $9,009, which includes principal and interest calculated at 5.50%. The note matures on May 5, 2031.	777,163	-
Short term note payable to a third party corporation due in full on or before February 10, 2022.	-	25,000
Note payable under the Emergency Injury Disaster Loan ("EIDL") program made available under the CARES Act. The loan requires interest only payments for the first twelve months calculated at a fixed rate of 3.75% and principal and interest payments thereafter until maturity. The loan matures in September 2050. During the year ended March 31, 2022, Univenture accepted an extension of the EIDL loan up to $2 million.	2,000,000	150,000
Total	2,777,163	583,102
Less: current portion	(71,056)	(237,341)
Long-term portion	$ 2,706,107	$ 345,761

Future principal payments are as follows for each year through maturity and in the aggregate as of March 31, 2022:

Year Ending March 31,	Amount
2023	$ 71,056
2024	108,543
2025	119,033
2026	124,944
2027	131,156
Thereafter	2,222,431
Total	$ 2,777,163

NOTE 7: COMMON STOCK

The Company has entered into stock repurchase agreements with certain shareholders under which the shareholders have the right to demand that Univenture repurchase up to 525,000 shares of common stock at cost plus a 15% cumulative annual non-compounded preference in the event of a qualifying equity sale by either Univenture or the officer/majority shareholder, as defined in the agreements.

NOTE 8: OPERATING LEASE OBLIGATIONS

Univenture leases its office, manufacturing and warehouse facilities and equipment under operating lease agreements that expire at various dates through 2030. The leases provide for annual rent increase. Rent expenses were $352,496 and $331,736 for the years ended March 31, 2022 and 2021, respectively, which have been recorded on a straight-line basis over the term of the lease. The future minimum lease payments include the payments associated with the distribution facility in Ireland. Rent expense paid to a related party by common ownership was $292,862 and $272,429 during the years ended March 31, 2022 and 2021, respectively.

The future minimum lease payments under these agreements for each year through expiration and in the aggregate as of March 31, 2022 are as follows:

Year Ending March 31,	Amount
2023	$ 361,807
2024	313,773
2025	319,029
2026	272,285
2027	277,541
Thereafter	987,284
Total	$ 2,531,719

NOTE 9: INCOME TAXES

The provision for income taxes consisted of the following as of March 31:

	2022	2021
Federal, state and local	$ 124,300	$ 16,600
Deferred	146,000	229,000
Income tax (expense) benefit	$ 270,300	$ 245,600

The effective tax rate differed from the statutory U.S. federal income tax rate primarily due to tax deductible intangible asset amortization.

As of March 31, 2022 and 2021, the Company's net deferred tax assets and liabilities are principally related to the net operating loss carryforwards, accrued expenses, allowance for doubtful accounts, inventory valuation and the excess of tax depreciation over book depreciation.

The statute of limitations for the tax years ended March 31, 2019, 2020 and 2021 are still open. The Company does not anticipate events could occur within the next 12 months that would have an impact on the amount of unrecognized tax benefits. None of the unrecognized tax benefits relate to items that are affected by expiring statutes of limitation within the next 12 months.

NOTE 10: EMPLOYEE BENEFIT PLANS

Univenture maintains a simplified employee pension plan (the "Plan") covering all domestic employees meeting the service requirements defined in the Plan. The Plan is a tax-advantaged defined contribution retirement plan. Under the Plan's provisions, Univenture can make discretionary matching contributions up to a maximum of 4% of the employee's annual compensation.

NOTE 10: EMPLOYEE BENEFIT PLANS (CONTINUED)

Univenture maintains a defined contribution 401(k) savings plan (the "401(k) Plan"). Substantially all full-time domestic employees who have attained 18 years of age and completed one year of service are eligible to participate in the 401(k) Plan. Participants may elect to contribute up to 20% of their compensation to the 401(k) Plan. Univenture may make discretionary contributions and participants vest in these contributions based on a graded vesting schedule. Participants are 100% vested at the end of the sixth year of participation. Univenture discontinued its 401(k) match effective July 1, 2009. Univenture did not make discretionary contributions to these plans for the years ended March 31, 2022 and 2021.

NOTE 11: GOVERNMENT ASSISTANCE

Paycheck Protection Program

In April 2020, the Company entered into a note payable agreement with a bank under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act of 2020 ("CARES Act"). The unsecured note had a principal amount of $675,100 and was set to mature in April 2022. The original terms of the note required monthly payments of principal and accrued interest calculated at a fixed rate of 1% beginning in November 2020. The Company used the loan proceeds for allowable payroll and other costs to qualify for loan forgiveness as specified in the CARES Act. Management elected to apply ASC 958-605 to the funds received as part of the PPP program as it had high confidence that the Company is an eligible recipient and meets conditions for forgiveness of the loan. Forgivable expenses incurred and recognized as grant revenue under the program were $675,100 for the year ended March 31, 2021. The note payable was forgiven in November 2020.

The Economic Aid to Hard-Hit Small Businesses, Nonprofits and Venues Act (the "Economic Aid Act") was signed into law on December 27, 2020. The Economic Aid Act provided a second draw PPP loan to borrowers who have used the full amount of the first PPP loan. In January 2021, the Company entered into a second note payable agreement with a bank under the PPP. The unsecured note had a principal amount of $584,664. Forgivable expenses incurred and recognized as grant revenue under the program were $263,132 for the year ended March 31, 2021, resulting in a refundable advances liability balance of $321,532 as of March 31, 2021. The note payable was forgiven in August 2021.

Employee Retention Credit

The Company has chosen to receive Employee Retention Credit ("ERC") government assistance, hereinafter referred to as the ERC. The Company determined it was eligible for an ERC of $496,429 and $240,041 as of March 31, 2022 and 2021, respectively. This credit resulted in the recording of other income for this amount for the years ended March 31, 2022 and 2021, respectively. As of March 31, 2022 and 2021, $113,140 and $240,041 was outstanding and recorded as other receivables on the balance sheet, respectively.

NOTE 12: RELATED PARTY TRANSACTIONS

Biosortia Pharmaceuticals, Inc.

On June 12, 2009, the Company incorporated its algae division as a separate wholly owned C-corporation subsidiary referred to as Biosortia Pharmaceuticals, Inc. ("BP"; formerly known as Algaeventure Systems, Inc.). Effective October 1, 2009, the Company spun off BP to the shareholders of Univenture, Inc., based on their percentage ownership of Univenture, Inc.

NOTE 12: RELATED PARTY TRANSACTIONS (CONTINUED)

On March 11, 2011, BP issued 220,417 shares of common stock to the Company for total cash proceeds of approximately $950,000. The Company made additional investments in BP during 2012 and 2014 totaling approximately $1,400,000. In 2015, the Company recorded a $1,900,000 impairment charge on the investment. The Company accounts for their investment in BP under the cost method, since the Company does not have significant influence over BP's operating and financial policies. The Univenture ownership interest in BP is less than 20%. This investment is periodically reviewed for impairment.

On November 26, 2012, the Company issued a note receivable of $186,505 to BP. On August 31, 2017, the Company and BP entered into an agreement to convert this note receivable and accrued interest into a convertible note of $230,800. Interest accrues on a non-compounding basis at the rate of 16% per annum. The note is not expected to be paid in the next fiscal year and, accordingly, is classified as a long-term asset.

On March 23, 2022, the Company issued a note receivable of $103,000 to BP which was outstanding as of March 31, 2022. The note is due on demand and no interest is charged on outstanding balances.

Subsequent to March 31, 2022, the Company issued a note receivable of $600,000 to BP. The note is due on demand and no interest is charged on outstanding balances.

Operating Lease Agreements

The Company entered into lease agreements with two companies owned by the majority shareholder for rental of its two facilities. The rent expense and future minimum lease payments are included in the amounts disclosed in Note 8.